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                                                                   EXHIBIT 99



                             DEPARTMENT OF THE ARMY
                        OFFICE OF THE ASSISTANT SECRETARY
                      RESEARCH DEVELOPMENT AND ACQUISITION

                               Septemher 13, 1996

                         ARMY CONTRACT ADJUSTMENT BOARD

                             MEMORANDUM OF DECISION



Public Law 85-804 Application of
Nuclear Metals, Inc.                                               ACAB No. 1244


     Nuclear Metals, Inc., 2229 Main Street, Concord, Massachusetts (NMI or company), requested extraordinary relief under Public Law 85-804, as implemented in Part 50 of the Federal Acquisition Regulation (FAR). NMI's request was processed through the U.S. Army Tank-Automative and Armaments Command, Armament Research, Development and Engineering Center, Picatinny Arsenal, New Jersey, (Picatinny), and through the U.S. Army Material Command, Alexandria, Virginia
(AMC), with both headquarters recommending that the Army Contract Adjustment Board (ACAB or Board) grant the requested relief.

     After reviewing NMI's written request for extraordinary relief, additional matters submitted subsequent to NMI's initial application, and the recommendations of both Picatinny and AMC, the Board has determined that extraordinary contractual relief is warranted under the unique circumstances of this request.

                               STATEMENT OF FACTS

     In 1958 NMI moved its low-level radioactive metal processing operations to Concord, Massachusetts, from the campus of the Massachusetts Institute of Technology, where NMI and predecessor entities had engaged for many years in a variety of nuclear research programs, to include work on the Manhattan Project. NMI established a licensed and permitted holding basin on its Concord site as a place where it could neutralize with lime the spent acid used in some of NMI's metal processing operations. This neutralization process precipitated uranium and copper into the holding basin in the form of hydrated oxides and hydroxides. Relatively small quantities of these deposits slowly accumulated in the basin until 1974.

     NMI, a small business, began producing significant quantities of depleted uranium (DU) penetrators to support defense ammunition programs in 1974. With this increased production, which supported Army, Navy, Air Force, and Marine Corps requirements, the volume of uranium precipitates in the holding basin also began to grow rapidly. Although NMI's holding basin remained in compliance with applicable laws, the large volume of

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precipitates accumulating in the basin, the adoption of increasingly restrictive environmental laws at both the federal and state levels, and advancements in uranium recovery technologies prompted NMI in 1965 to adopt a closed-loop DU recovery process, eliminating further need for the holding basin. In 1986 NMI covered the holding basin with an impervious material to prevent water infiltration and the escape of airborne particles.

     By the mid-1980s, both NMI and the Army had become concerned about the need to clean up the holding basin to meet tightening federal and Massachusetts environmental standards. The Army paid for complete and proper disposal of new wastes produced under its ongoing contracts during the 1980s and into the 1990s, but NMI and the Army could not agree on how the cleanup of old waste produced under completed contracts should be handled, because most of these contracts already were closed out.(1) By 1993, only on contract under which waste in the basin had been produced remained open. However, the work under that cost-type contract, DAAK10-81-C-0323, had produced only about 2.7% of all holding basin deposits.(2) Consequently, because most of the waste in the basin was not produced under that single open contract, the cost of cleaning up the entire basin could not be allocated to contract DAAK10-81-C-0323.

     During the early 1990s, the uncertain liability that the holding basin represented to NMI became a point of contention between NMI and the Nuclear Regulatory Commission (NRC). The NRC licenses NMI to handle the low-level radioactive materials used in NMI's industrial operations at its Concord site. One of the prerequisites for the issuance or renewal of an NRC license is the furnishing of financial assurances that the licensee will be able to bear the decontamination and decommissioning costs associated with eventual closure of its facilities. Specifically, 10 C.F.R. Section 40.36 requires a licensee to submit a decommissioning funding plan,(3) together with a cost estimate for the decommissioning effort and a description of the method the licensee will use to ensure that funds are available in an amount equal to that estimated cost.(4) Additionally, an NRC licensee must provide the required financial assurances through a means acceptable to the NRC, such as through prepayment, a surety,

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  (1)The Army suggested that NMI bill basin cleanup costs against an appropriate overhead pool or corporate general and administrative accounts, but NMI declined to do so to avoid making its prices less competitive for ongoing work.

  (2)Of the total amount of waste in the holding basin, NMI estimates that 96% is attributable to work done under defense contracts. The remaining 4% is attributable to commercial work and independent NMI research efforts.


  (3)10 C. F. R. Section 40.36(a).

  (4)10 C. F. R. Section 40.36(d).

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insurance, or an external sinking fund coupled with a surety or insurance.(5)
As environmental standards become more strict in the 1980s and early
1990s, the NRC began demanding more substantial financial assurances from NMI than it previously had required. NMI sought to meet these demands through commitments from various Army organizations that the Army would pay some or all of NMI's decontamination costs, but the Army refused to enter into such an open-ended commitment at a privately-owned site.

     Concurrently, NMI's sales declined dramatically in the early 1990s due to decreased defense ammunition requirements and fewer Army contracts and subcontracts for DU penetrators. This decline in sales cut NMI's revenues by more than half in the early 1990s, leaving NMI with operating losses exceeding $10 million per year in both 1993 and 1994. NMI's weakened financial condition forced it to request a partial exemption from the NRC's financial assurance requirement in 1995.

     As its DU sales declined dramatically in the early 1990s, NMI sought to diversify its product line of specialty metals. One of the new products that NMI introduced was Beralcast-TM-, a patented beryllium-aluminum product that is both lighter and stronger than aluminum, and capable of being cast into complex shapes. One important new customer of this NMI product is the Lockhead Martin Electronics and Missiles Company (Lockhead Martin), which currently uses NMI Beralcast-TM- for fifty-two components in the electro-optics system that Lockhead Martin is developing for the Comanche helicopter program. According to the Army's Comanche Program Manager (PM Comanche), Beralcast -TM- is the only known material capable of meeting critical Comanche weight requirements without the Comanche program incurring additional costs in the range of $300 million, and schedule delays of eighteen to twenty-four months. These additional costs and schedule delays would be needed for PM Comanche to accomplish the redesign of key components and/or research and develop alternate materials.

     After a number of meetings and exchanges of correspondence between NMI, the Army, and the NRC in the early and mid-1990s, NMI received an official response to its request for a partial exemption from the NRC's financial assurance requirement on July 16, 1996. The NRC denied NMI's request, and directed NMI to provide the financial assurances


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  (5)10 C. F. R. Section 40.36(e).  NRC regulations also permit a federal, state, or municipal government licensee to meet the NRC's financial assurances requirement through a statement of intent to obtain funds for decontamination and decommissioning when necessary. 10 C. F. R. Section 40.36(e)(4). Although this provision is not strictly applicable to NMI's privately-owned site, the NRC has allowed private licensees in past cases to meet the financial assurance requirement through government commitments to clean up private sites when they are decommissioned. Because the responsibility for cleanup at NMI's site lies principally with NMI, however, and because the total cleanup liability at NMI's Concord site is uncertain, the Army has not provided NMI such an open-ended commitment.

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mandated by 10 C. F. R. Section 40.36 not later than September 16, 1996.
After the date, NMI faces the potential shutdown of its Concord facility.

                             APPLICATION FOR RELIEF

     NMI initially submitted its request for relief on September 22, 1995, and later certified its request on March 15, 1996. NMI requested $4,549,785 to pay the costs of removing low-level radioactive wastes from its holding basin, and of restoring the site. NMI also requested the Army to furnish government-provided transportation and disposal of the extracted waste (estimated to cost $2.1 million), for an estimated total cost to the Army of $6.65 million.(6) NMI based its request on: NMI's essentiality to the national defense as a producer of DU products and beryllium-aluminum castings;(7) and, the interest of fairness,(8) because NMI did not include disposal costs for the waste in the holding basin in NMI's prices under past Army contracts, which benefited the Army through lower prices.

     In conjunction with reviewing NMI's application for relief, Picatinny asked the Defense Contract Audit Agency (DCAA) to audit NMI's Public Law 85-804 request. Among its other findings, DCAA concluded that a denial of NMI's application for extraordinary relief would result in a high probability of NMI's financial insolvency. Based on this conclusion and the recommendation of PH Comanche, both Picatinny and AMC recommended that the ACAB grant NMI the requested relief.

                                   DISCUSSION

     NMI requests Public Law 85-804 relief under the provisions of FAR 50.302-1, "Amendments Without Consideration." Paragraph (a) provides that:

     When an actual or threatened loss under a defense contract, however caused, will impair the productive ability of a contractor whose continued performance on any defense contract or whose continued operation as a source of supply is found to be essential to the national defense, the contract may be amended without consideration, but only to the extent necessary to avoid such impairment to the contractor's productive ability.


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  (6)Transportation and disposal of the waste by the Army is anticipated to be considerably less expensive than the cost to NMI of procuring these services commercial rates and passing these costs on to the Army.


  (7)FAR 50.302-1(a).

  (8)FAR 50.302-1(b).

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     The circumstances of NMI's request for relief do not meet precisely the situation contemplated in the provision at FAR 50.302-1(a), because NMI is not asking for relief based on an actual or threatened loss under a particular defense contract. Instead, NMI faces an environmental liability related to its research, development, and production efforts under many different defense contracts, nearly all of which are now the parties under those contracts no longer exist (except under a single contract relevant to only a small portion of the deposits in the holding basin), and NMI is not at risk of a loss under a single contract as described in FAR 50.302-1(a), NMI nevertheless faces a significant financial liability that threatens its ability to perform future defense contracts. It is the future viability of an essential defense contractor that FAR 50.302-1(a) seeks to protect, not merely the prevention of a loss to an essential contractor under a single contract.

     The description in FAR 50.302-1(a) of when relief to a contractor deemed essential to the national defense may be appropriate is more narrowly drafted than required by Public Law 85-804. FAR 50.301 more broadly describes the circumstances under which an agency may grant relief to a contractor when it is essential to the national defense. FAR 50.301 states:

     Whether appropriate action will facilitate the national defense is a judgment to be made on the basis of all of the facts of the case. Although it is impossible to predict or enumerate all the types of cases in which action may be appropriate, examples are included in
     50.302 below. Even if all of the factors in any of the examples are present, other considerations may warrant denying a contractor's request for contract adjustment. The examples are not intended to exclude other cases in which the approving authority determines that the circumstances warrant action.

     Thus, the fact that NMI's holding basin liability does not represent a possible loss under an existing contract does not preclude the ACAB from granting relief to preserve NMI's continued viability as an essential Army contractor.

     After reviewing the facts and circumstances surrounding NMI's request for extraordinary relief, the Board is satisfied that NMI is a contractor essential to the national defense. The Comanche helicopter is critically important to the Army in facing its future missions. PM Comanche unequivocally states that NMI's Beralcast-TM- products are vitally important to the Comanche program, and PM Comanche adequately describes the significant and adverse cost and schedule consequences that the program would suffer if NMI were no longer available as a supplier. With no other material or supplier reasonably available to the Army to substitute for NMI's Beralcast-TM- in its Comanche applications, NMI is clearly a contractor essential to the Army in performing its national defense missions.(9)


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  (9)NMI also claims in its application for extraordinary contractual relief that it produces other products that also make it essential to the national defense. These products include tank

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     The Board is also satisfied that granting the relief sought in NMI's
Public Law 85-804 request is essential to preserving NMI as a viable defense contractor. As a small business that has borne significant losses in each of the last three years,(10) NMI lacks the financial capability to undertake the cleanup of its holding basin while still meeting its other financial and environmental obligations.(11) Without the relief requested, a chain of events may be initiated that likely would result in a loss or suspension of NMI's
NRC license, a loss of its lines of credit from its lenders, and ultimately insolvency and/or bankruptcy for the company. Because DCAA concluded in its audit report that failure to grant NMI's request for relief would result in a high probability that NMI will become insolvent, thereby threatening NMI's continued availability as a supplier of essential defense products, the Board concludes that granting relief up to the amount NMI requested is appropriate under the circumstances of this application.

     NMI also requests extraordinary contractual relief in the interest of fairness, based on its course of dealings with the Army over many years. NMI contends that the prices it charged the Army from 1958 to 1985 did not reflect the full cost of NMI's performance, because basin cleanup costs were not included in those prices, even though basin cleanup costs could properly have been billed against the Army contracts during this period. NMI thus alleges that the Army benefited by this undercharging, and that the Army should accordingly now pay for the basin cleanup. NMI does not explain, however, how the Army induced NMI not to include basin clean up costs in its prices.(12) Instead, the Army actually encouraged NMI to begin cleaning up the basin and to charge cleanup costs as overhead

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armor, tank ammunition, other ammunition employing DU penetrators, and
Beralcast-TM- Patriot missile components. The ACAB does not reach the question of whether NMI is a contractor essential to the national defense in its production of these other items, because NMI's status as an essential supplier to PM Comanche makes resolution of the question of its essentiality to these other programs unnecessary.


  (10)NMI reported operating losses in its corporate annual report of $10.5 million in 1993, nearly $11 million in 1994, and nearly $2 million in 1995.


  (11)In addition to the holding basin, NMI also must assess its responsibility for other contamination at its Concord site, and begin cleanup operations or reserve funds to clean up these areas at some future time as required by law. These obligations, which NMI will recognize as operating expenses as they are incurred, present NMI with significant financial challenges even with the assistance NMI seeks under Public Law 85-804.


  (12)FAR 50.302-1(b) requires some government action to be associated with a contractor's loss for that loss to be the basis for extraordinary relief.

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against ongoing work.  NMI also contends that various contract clauses have committed the Army to pay cleanup costs at its site, and that Army representatives have expressed some degree of responsibility for basin cleanup costs in the past. The Board is not convinced, however, that any contract ever committed the Army to pay more than the allocable share of site cleanup costs under any particular contract, and the Board cannot reconcile NMI's agreement to close out past contracts with its current assertion that the Army retains cleanup responsibility for work done under those contracts. Nevertheless, given the Board's determination that NMI is a contractor essential to the national defense, the Board does not need to resolve whether NMI also may be entitled to relief in the interest of fairness. The board considers this issue moot given its disposition of NMI's application for extraordinary relief.

     The Board has been cognizant during its consideration of NMI's application for relief under Public Law 85-804 that NMI faces a September 16, 1996, deadline with the NRC for the submission of satisfactory financial assurances. But for this regulatory dilemma that NMI faces with the NRC, in addition to NMI's weakened financial condition after three consecutive years of losses, the Board would be included to allow resolution of the environmental problems at NMI's site through more traditional mechanisms.
NMI could, for instance, bill cleanup costs against overhead or general and administrative accounts, or pursue contract or environmental litigation to definitively resolve the relative legal responsibilities of the parties under the terms of past contracts and applicable environmental laws. However, the Board finds that these means of resolving the current dilemma are inadequate(13) to ensure that NMI remains a reliable supplier of essential defense products. Therefore, it is appropriate for the Board to act on NMI's request without the delay associated with the normal pursuit of traditional relief mechanisms.

                                    DECISION

     By unanimous decision of the ACAB, an amendment without consideration is hereby authorized under FAR 50.301 and FAR 50.302-1. The Board concludes that NMI's continued performance under its existing defense contracts, and NMI's continued availability as a source of critical supplies, is essential to the national defense within the intent of FAR 50.302-1. This relief is subject to the following conditions.

          a. Picatinny is authorized and directed to enter into negotiations for a supplemental agreement with NMI under an appropriate existing contract, agreeing that the Army will pay an amount not to exceed $4,549,785, on a fixed-price, no-profit basis, for NMI to clean up the holding basin at its Concord facility. This amount is subject to


------------------------

  (13)The Board's ability to grant relief is limited by FAR 50.203(b)(2), which states that no Public Law 85-804 relief is available "[u]nless other legal authority within the agency concerned is deemed to be lacking or inadequate[.]"

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downward negotiation only, with negotiations addressing, in addition to the matters below, the questioned costs identified in DCAA's audit report and other relevant pricing matters. Picatinny may only conclude this agreement after proper finding is obtained in accordance with paragraph b. below. In performing this effort, if NMI's costs for cleaning up the holding basin exceed the negotiated price of this supplemental agreement, NMI will treat the excess costs in accordance with paragraph d. below.

          b. The funds committed to support this supplemental agreement will be appropriate defense ammunition funds. No funds will be obligated under this supplemental agreement until they are properly identified and certified as available. Picatinny will coordinate with higher headquarters to identify appropriate funds for this effort as expeditiously as possible.

          c. The supplemental agreement also will obligate the Army to provide transportation and disposal of the waste removed from NMI's holding basin. The volume of waste that the Army is obligated to remove will be identified in the supplemental agreement, and the Army will have no further removal or disposal obligation after this volume is removed. Picatinny will coordinate with the Radioactive Waste Disposal Office at Rock Island to obtain the support needed to meet this commitment. Certified funds of the same type identified in paragraph
b. above also will support this transportation and disposal effort.

          d. As a condition of this supplemental agreement, NMI will agree to complete necessary environmental assessments at its site within a reasonable period, and to submit a site remediation plan approved by the NRC (or other governmental entity performing the NRC's current oversight role) to the contracting officer by a date to be designated in the supplemental agreement.

               (1) Cleanup of areas not supporting current production at NMI's Concord site, in addition to the holding basin work addressed in paragraphs a., b., and c. above, and pursuant to the plan identified above, will proceed at a reasonable pace to ensure compliance with applicable environmental standards. These additional site assessment, planning, and cleanup costs will be billed by NMI against appropriate overhead and/or general and administrative pools as normal operating expenses, and not against the contract line item(s) established by this supplemental agreement for holding basin cleanup. Excess holding basin cleanup costs, if any which exceed the amount negotiated pursuant to paragraph
a. above, also will be charged in a manner consistent with the costs discussed in this paragraph against appropriate NMI overhead and/or general and administrative cost pools.

               (2) In addition, normal waste processing and cleanup efforts associated with future work at NMI's Concord site to be performed under current and future contracts will be billed as appropriate against those contracts; such efforts are not affected by this supplemental agreement.

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               (3)  NMI will provide for the long-term decontamination and decommissioning of facilities and equipment supporting current production in accordance with 10 C.F.R. Section 40.36.

          e. As a further condition of this supplemental agreement, NMI will execute a release in conjunction with this supplemental agreement waiving and holding the Army harmless from any contract or environmental claims related to existing contamination and waste at NMI's Concord site. This release may except from its coverage the Army's responsibility for eventual decontamination and disposal of government-furnished equipment that NMI maintains under its facilities contract with the U.S. Army Industrial Operations Command, Rock Island, Illinois. This release will not prohibit NMI's normal billing for its ongoing incurrence of assessment, cleanup, and decontamination costs in accordance with paragraph d.(2) above.

     In addition to ensuring that the above conditions are met, Picatinny is authorized to incorporate into the implementing supplemental agreement with NMI such additional terms and conditions as Picatinny believes are reasonably necessary to protect the Army's interests.

     The action authorized by this decision will facilitate the national defense consistent with the intent of Public Law 85-804.





                                        Kenneth J. Oscar
                                        Chairman
                                        Army Contract Adjustment Board